October 22, 2018

Mark E. Patten
Chief Financial Officer
Consolidated-Tomoka Land Co.
1140 N. Williamson Blvd.
Suite 140
Daytona Beach, FL 32114

       Re: Consolidated-Tomoka Land Co.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 001-11350

Dear Mr. Patten:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Schedule III   Real Estate and Accumulated Depreciation, page F-55

1. In future periodic filings, please disclose the total aggregate cost of the properties for
      Federal income tax purposes in accordance with Rule 12-28 of Regulation S-X. Provide similar disclosure for the aggregate carrying amount of mortgages in
Schedule IV in
      accordance with Rule 12-29 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark E. Patten
Consolidated-Tomoka Land Co.
October 22, 2018
Page 2

       You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kristi Marrone,
Staff Accountant, at (202) 551-3429 with any questions.



                                                          Sincerely,
FirstName LastNameMark E. Patten
                                                          Division of
Corporation Finance
Comapany NameConsolidated-Tomoka Land Co.
                                                          Office of Real Estate
and
October 22, 2018 Page 2                                   Commodities
FirstName LastName